October 31, 2008

BY EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nationwide Financial Services, Inc.

Preliminary Merger Proxy Statement on Schedule 14A

Filed September 5, 2008

File No. 1-12785

Preliminary Transaction Statement on Schedule 13E-3

Filed September 5, 2008

File No. 5-50759

Dear Mr. Riedler:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 3, 2008 to the General Counsel, Nationwide Financial Services, Inc. (the “Company”), with respect to the above-referenced Preliminary Merger Proxy Statement on Schedule 14A (the “Proxy Statement”) and the Preliminary Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”).

For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

Schedule 13E-3

1.	We note that the directors and the members of management who will continue as directors and/or employees of the company appear to be affiliates engaged in the transaction for purposes of Rule 13e-3 and should potentially be named as filing persons on the Schedule 13E-3. See Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov. Please revise your Schedule 13E-3 and proxy statement to include all the additional information required for each of these filing persons pursuant to Items 2, 3, 5, 6, 7, 8, 11 and 12 of Schedule 13E-3. In the alternative, please provide an analysis for each person explaining why they should not be identified as a filing person. Your analyses should address whether each officer or director serves as an officer or director for NWM.

The Company has reviewed the guidance cited by the Staff. The Company understands that persons who are affiliates engaged in a going-private transaction must be included as filing persons in the Schedule 13E-3.

The Company also recognizes that the Staff has taken the position that members of senior management of the issuer that is going-private are affiliates of that issuer. We note that the definition of “affiliate” in the context of Rule 13e-3 is contained in Rule 13e-3(a)(i) and provides that “[A]n affiliate of an issuer is a person that directly or indirectly through one of more intermediaries controls, is controlled by, or is under common control with such issuer.” Accordingly, the critical issue in determining the existence of affiliation, therefore, is “control.” In its 1981 interpretative release on Rule 13e-3, in discussing the existence of control, the Commission stated that “the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies [of the issuer], whether through the ownership of voting securities, by contract, or otherwise.” See SEC Release 34-17719, note 28.

We do not believe that the members of senior management who may continue as employees of the Company are affiliates for purposes of Rule 13e-3. Similarly, we do not believe that senior management of the Company has the ability to “control” the Company, particularly in the context of the proposed merger where even the directors of the Company did not have the ability to negotiate the terms of the merger agreement as that authority was delegated to the special committee of the Company’s board of directors. Courts have taken a similar view with respect to management in the 13e-3 context. In Polar International Brokerage Corp. v. Reeve, 108 F. Supp 2d 225, 246 (S.D.N.Y. 2000) the court noted that “[a]s a general matter, members of management rarely exercise any control over the decisions and policies of a corporate board.”

As the Commission notes in the Current Issues Outline, in addition to an analysis of whether an individual is an affiliate of the issuer, a facts and circumstances analysis should be undertaken to determine if any such affiliates are engaged in the going-private transaction. Assuming that members of senior management of the Company are in fact affiliates of the Company for purposes of Rule 13e-3, we believe that the facts and circumstances of the proposed merger demonstrate that such persons are not engaged in the going-private transaction. The senior management of the Company did not have the authority to approve the original March 6, 2008 offer by NWM, to negotiate the terms of the merger agreement or to approve the merger agreement. In fact, as noted above, even the directors of the Company were not authorized to negotiate the terms of the proposed transaction as that authority was delegated to the special committee of the board of directors who retained counsel and financial advisors that are independent from the Company’s management.

We are aware of the so-called “continuity of management” concept in the context of Rule 13e-3 transactions. In the context of a Rule 13e-3 transaction, the Commission indicated that it “would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an officer or director of the purchaser.” See SEC Release 33-6100, November 2, 1979, fn 6. In the proposed merger, NWM has not offered employment agreements to any of the Company’s senior management, nor has NWM offered to elect any such persons as officers or directors of NWM. Moreover, the Commission’s statement in footnote 6 of the adopting release has been interpreted by the Staff, which noted that “[the adopting release] indicates that where such continuity of management exists, a Schedule 13E-3 may be required. Factors considered to determine whether such a requirement exists include: increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquirer, and the representation of management on the board of the acquiror.” See SEC Telephone Interpretations Manual, July 1997, Item 3, on page 208. To the knowledge of NWM and the Company, with respect to every member of management of the Company, none of these factors is present in connection with the proposed transaction.

In the Current Issues Outline, the Commission reiterated its position by stating that “[a]n important aspect of the staff’s analysis [is] the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2.” To the knowledge of NWM and the Company, with respect to management of the Company, none of these factors is present in connection with the proposed transaction.

With respect to the directors of the Company, none of the independent directors of the Company will continue as directors after completion of the merger. Accordingly, we have not included such person as additional filing persons.

With respect to the three directors (Mr. Eckel, Mr. Jurgensen and Ms. Marshall) that serve on the board of directors of both NWM and the Company (the “Overlapping Directors”), we believe the analysis set forth above with respect to the senior management of the Company is equally applicable to the Overlapping Directors. While it is the case that the Overlapping Directors are affiliates of the Company for purposes of Rule 13e-3, we believe that the facts and circumstances of the proposed merger demonstrate that such persons are not engaged in the going-private transaction.

As described in the “Interpretive Release Relating to Going Private Transactions under Rule 13e-3,” a going-private transaction “is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction, the terms of the transaction, including the consideration received and other effects upon unaffiliated security holders, may be designed to accommodate the interests of the affiliated parties rather than determined as a result of arm’s length negotiations” (emphasis added). In connection with the proposed transaction, the parties engaged in a process that was intentionally designed to avoid the exact concern articulated by the SEC in its interpretive release. As the proxy statement indicates on page 12, “beginning with the February 13, 2008 NWM board meeting, Mr. Eckel and Ms. Marshall recused themselves from all NWM board meetings during which the proposed transaction was discussed. In addition, Mr. Jurgensen, the Chief Executive Officer of Nationwide and the Company, recused himself from all NWM board discussion concerning the formation of the original offer price for the proposed transaction, subsequent price increases, transaction structure and other terms of the proposed transaction.”1 Not only did these individuals not make any decisions on behalf of NWM or the Company with respect to the proposed merger, they did not even attend the discussions of the boards of NWM or the Company with respect thereto. As the proxy statement further indicates on page 12, the Company established an independent special committee which was authorized to “exercise all power and authority of the board that may be delegated with respect to the potential transaction,” including with respect to the negotiation of the terms and conditions of a possible transaction, the ability to make a recommendation as to whether a transaction, if any, was fair to unaffiliated shareholders and to select and retain independent financial and legal advisors, which it did.

We believe that the recusals by Mr. Eckel, Mr. Jurgensen and Ms. Marshall, coupled with the formation of the special committee eliminate the concerns articulated by the Commission in its interpretive release and clearly demonstrate that none of the Overlapping Directors are engaged in the going-private transaction.

Introduction, page 1

2.	We note your disclosure that neither the company nor any other filing person takes responsibility for the accuracy of any information not supplied by the company or such other filing person. As each of the filing persons is a signatory to the Schedule 13E-3, the language is inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3 and preliminary proxy statement.

The Schedule 13E-3 has been amended to reflect the Staff’s comment. See page 1 of the amended Schedule 13E-3.

[1]	This approach was maintained through the final meeting of the NWM and the Company boards on August 6, 2008, when both parties approved the merger. The Overlapping Directors, who were in day-long meetings of the Company’s board, recused themselves from the discussion and consideration of the proposed transaction.

Item 10.	Source and Amounts of Funds or Other Consideration

3.	We note the disclosure under Items 9(c) and 10 of Schedule 13E-3. It does not appear as though this information will be delivered to security holders. Please revise so that the information under Items 9(c) and 10 appears in the proxy statement and is incorporated by reference in the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3.

The Proxy Statement has been amended to include the information previously contained in Item 9(c) and Item 10 of the Schedule 13E-3. We have moved the disclosure in Item 9(c) of Schedule 13E-3 and the last four sentences of Item 10 of Schedule 13E-3, as revised in accordance with SEC comment 4, into the Proxy Statement. See pages 67 and 122 of the amended Proxy Statement. We have revised Item 9(c) and Item 10 of Schedule 13E-3 to cross-reference and incorporate by reference these new disclosures in the Proxy Statement. See page 9 of the amended Schedule 13E-3.

4.	Please disclose in the proxy statement the amount of the merger consideration that will be contributed to NWC and the amount of the company’s capital that will be used to fund the merger consideration.

The Proxy Statement has been amended to indicate that the full amount of the merger consideration will be paid by NWC. See page 67 of the amended Proxy Statement.

Schedule 14A

General

5.	Please include an organizational chart depicting the affiliations between Nationwide Financial Services, National Mutual Insurance Co., Nationwide Corp., Nationwide Mutual Fire Insurance Company, and NWM Merger Sub both before and after the transaction.

The Proxy Statement has been amended to reflect the Staff’s comment. See pages 66 and 67 of the amended Proxy Statement.

Notice of Special Meeting

6.	Please clarify that, although failure to vote will have the same effect as a vote against the merger agreement, the adoption of the merger agreement is assured because of NWM’s and NWC’s agreement to vote in favor of the proposal to adopt the merger agreement.

The Proxy Statement has been amended to reflect the Staff’s comment. See Notice of Special Meeting of Shareholders.

Summary Term Sheet

Our Position as to the Fairness of the Merger..., page 3

7.	We note that you have not included a fairness determination as to unaffiliated shareholders. Please revise here and throughout the document to state whether the board (on behalf of the issuer) and each additional filing person reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated shareholders, rather than “shareholders (other than Nationwide and its affiliates)” and describe the factors considered in determining fairness for each filing person. Refer to Item 1014(a) and (b) and Instruction 2 to Item 1014 of Regulation M-A. In addition, please ensure that each filing person addresses both procedural and substantive fairness.

The Proxy Statement has been amended to state the belief of the board and each filing person as to the fairness of the transaction to “unaffiliated shareholders.” See pages 3, 4, 9, 10, 22, 23, 24, 25, 26, 27, 28, 29, 30, 53, 54, 63, 67, 68 and 86 of the amended Proxy Statement.

8.	In this regard, if one filing person relied upon the analyses of another with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, such as the financial advisor or special committee, that party must expressly adopt the conclusion and analyses of the other. In providing the disclosure requested in this comment, address how any filing persons relying on the Lazard opinion were able to reach the fairness determination as to unaffiliated shareholders given that the Lazard fairness opinion addressed fairness with respect to “shareholders (other than Nationwide, Merger Sub, the company or any wholly owned subsidiary of the company and shares owned by shareholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law).” Refer to Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

The Proxy Statement has been amended to indicate that the special committee has relied on the analyses and opinion of Lazard. The Lazard fairness opinion does not use the term “unaffiliated shareholders,” but instead uses the broader phrase “shareholders (other than Nationwide, Merger Sub, the company or any wholly-owned subsidiary of the company and shares owned by shareholders who have not perfected and not withdrawn a demand for appraisal rights),” which includes all unaffiliated shareholders who have not exercised appraisal rights. We have revised the disclosure in the first bullet point of the factors considered by the special committee under the caption “SPECIAL FACTORS—Recommendation of the Special Committee and our Board; Reasons for Recommending the Adoption of the Merger Agreement” in the Proxy Statement to clarify that the Lazard fairness opinion covers such unaffiliated shareholders. See page 23 of the amended Proxy Statement.

Interest of Certain Persons in the Merger, page 4

9.	Please disclose, preferably in a tabular format, the aggregate compensation and/or benefits, including cash and securities, to be received by each of your directors and executive officers, including compensation received or to be received by members of the special committee in connection with the merger transaction.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 5 of the amended Proxy Statement.

Questions and Answers About the Merger, page 9

10.	Please revise the structure of your proxy statement so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the “Special Factors” section at the beginning of the document, immediately following the Summary Term Sheet. Please see Rule 13e-3(e)(l)(ii). The Questions and Answers About the Merger and Forward-Looking Statements sections should be relocated to appear after the Special Factors section.

The Proxy Statement has been amended to reflect the Staff’s comment.

Q: What vote is required to adopt the merger agreement?, page 9

11.	Please clarify that the adoption of the merger agreement is assured because of NWM’s and NWC’s agreement to vote in favor of the proposal to adopt the merger agreement.

The Proxy Statement has been amended to reflect the Staff’s comment. See Notice of Special Meeting of Shareholders and pages 65 and 73 of the amended Proxy Statement.

Q: If the merger is completed, how will I receive the cash for my shares?, page 12

12.	Please identify by name the bank or trust company designated by NWC to act as paying agent in connection with the merger.

We have revised the disclosure in the Proxy Statement to indicate that Mellon Investor Services LLC will act as paying agent in connection with the merger. See page 70 of the amended Proxy Statement.

Forward-Looking Statements, page 14

13.	Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995 since the safe harbor is not available for statements made in connection with a going private transaction. Refer to Section 21E(b)(l)(E) of the Exchange Act.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 72 of the amended Proxy Statement.

Special Factors, page 15

Structure of the Transaction, page 15

Purpose and Reasons for the Merger, page 16

14.	Please expand your disclosure to state the reasons for undertaking the transaction at this time. See Item 1013(c) of Regulation M-A.

The Proxy Statement has been amended to include an expanded discussion of the reasons for undertaking the transaction at this time. See page 10 of the amended Proxy Statement.

NWM’s, NWC’s and Merger Sub’s Purposes and Reasons for the Merger, page 16

15.	Please delete the statement that NWM, NWC and Merger Sub are “deemed to be” engaged in a going private transaction. They are identified as filing persons on the Schedule 13E-3 and, accordingly, have been identified as affiliates engaged in the going private transaction. Similarly, please revise the section “Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Shareholders (other than Nationwide and its Affiliates)” on page 33 to delete the statement that NWM, NWC and Merger Sub are “deemed to be” engaged in a going private transaction.

The Proxy Statement has been amended to delete statements that NWM, NWC and Merger Sub are deemed to be engaged in a going private transaction. See page 10 of the amended Proxy Statement.

16.	Please delete the statement that the merger will enable shareholders to monetize their investment at a “full” and “compelling” level. On page 33, NWM, NWC and Merger Sub simply state that the proposed merger is “fair.”

The Proxy Statement has been amended to delete statements that the merger will enable shareholders to monetize their investment at a full and compelling level. See page 10 of the amended Proxy Statement.

17.	In the last paragraph starting on page 16 you disclose that early in the process Nationwide considered potential alternative transactions, but prior to making its initial proposal, Nationwide dismissed all other alternatives except for NWC’s acquisition of your remaining shares that it did not own. Please expand your disclosure to describe each alternative and explain why Nationwide dismissed these alternatives. Refer to Item 1013(b) of Regulation M-A.

The Proxy Statement has been amended to clarify the potential alternative transactions to the merger that were considered and why they were dismissed. See pages 10 and 11 of the amended Proxy Statement.

Background of the Merger, page 17

18.	Please revise the discussion of the meetings occurring between August 27 and August 29, 2007 to describe the options for deploying excess capital that were discussed at these meetings.

The Proxy Statement has been amended to describe the options for deployment of excess capital that were discussed at the August 27 and August 29 meetings. See page 11 of the amended Proxy Statement.

19.	Please note that each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. To the extent you have not already done so, please revise your disclosure to summarize all the presentations made by the financial advisors as well as counsel for the company, Nationwide or the special committee, and file all relevant materials, spreadsheets, talking papers, board books, drafts, summaries or outlines as exhibits to the Schedule 13E-3.

We believe that all reports, opinions and appraisals required to be filed as Exhibits to the Schedule 13E-3 and summarized in the Proxy Statement have been so filed and summarized. The material terms of the final Milliman appraisal are summarized under the caption “Special Factors—Summary of the Actuarial Appraisal” in the Proxy Statement and incorporated by reference into the Schedule 13E-3. Similarly, the August 6, 2008 fairness opinion and related financial analyses of Lazard and August 6, 2008 version of the financial analysis prepared by UBS and Goldman Sachs are summarized under the captions “Special Factors—Opinion of the Financial Advisor to the Special Committee” and “Special Factors—Summary of Financial Analyses of UBS and Goldman Sachs,” respectively, in the Proxy Statement and incorporated by reference into the Schedule 13E-3. With respect to the Lazard materials, the materials used during Lazard presentations prior to August 6, 2008 did not serve as the basis for the final decisions of the Special Committee or the Board of the Company. With respect to the UBS and Goldman Sachs materials, earlier versions of the August 6, 2008 UBS and Goldman Sachs financial analysis generally contained the same analyses as those set forth in the August 6, 2008 version of the presentation as of earlier dates. As such, we respectfully submit that providing detailed summaries of the preliminary presentations filed as Exhibits to the Schedule 13E-3 would be unnecessarily duplicative and potentially confusing to shareholders of the Company.

20.	On page 18, you disclose that on February 23, 2008 and February 29, 2008 the NWM board “discussed a variety of matters” related to a potential acquisition of your publicly held shares of common stock. Please expand your disclosure to describe the “variety of matters” discussed. Also, please describe the “certain financial analyses” discussed by UBS and Goldman Sachs or, in the alternative, please reference the location in the proxy statement where that information is discussed.

The Proxy Statement has been amended to describe the variety of matters discussed and the certain financial analyses discussed by representatives of UBS and Goldman Sachs. See page 12 of the amended Proxy Statement.

21.	We note that at the March 5, 2008 board meeting, representatives of UBS and Goldman Sachs discussed “certain financial considerations” with respect to a potential acquisition of your publicly held shares. Please expand your disclosure to describe the “certain financial considerations” discussed or, in the alternative, please reference the location in the proxy statement where that information is discussed.

The Proxy Statement has been amended to describe the certain financial considerations discussed by representatives of UBS and Goldman Sachs. See pages 12 and 13 of the amended Proxy Statement.

22.	We note that the Special Committee held a telephonic meeting with Sidley Austin on March 7, 2008. Please disclose when the special committee was selected and how its members were chosen.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 12 of the amended Proxy Statement.

23.	We note your disclosure on page 20 that management of the company provided financial projections to Lazard in connection with Lazard’s due diligence review of the company. Please revise your disclosure to describe the financial projections or, in the alternative, please reference the location in the proxy statement where that information is discussed. Also, if the financial projections reviewed at the April 8, 2008 meeting are different from the ones mentioned on page 20, please describe those financial projections as well or, in the alternative, please reference the location in the proxy statement where that information is discussed.

The Company’s revenues and earnings are predominantly driven by fees collected on assets under management. As part of the Company’s processes, projections are updated at least quarterly based upon where actual asset values have ended the previous quarter. The course of time the special committee and their advisors were negotiating and evaluating the merger spanned multiple quarters, during which actual quarterly results were reported publicly and new forecasts were completed. During the negotiation and evaluation, these updated forecasts were requested from the Company by either the committee or their advisors, and were provided by the Company. For this reason, the projections to which the Staff’s comment refers did not (i) serve as the final basis for Lazard’s August 6, 2008 opinion, (ii) serve as the final basis for either the Special Committee’s or the Board of the Company’s decision to approve and recommend the merger agreement and (iii) were not the projections being used by NWM, NWC and Merger Sub at the time of the execution of the merger agreement. To include these earlier projections in the Proxy Statement would be potentially confusing to shareholders of the Company. The projections that the special committee and the board of the Company relied on in reaching their respective decisions to approve the merger have been disclosed on page 32 of the amended Proxy Statement.

24.	We note that on May 8, 2008 representatives of Nationwide requested financial projections of the company. Please revise your disclosure to describe the financial projections or, in the alternative, please reference the location in the proxy statement where that information is discussed.

Please see the response to Comment 23.

25.	Please describe the “certain financial analyses” representatives of UBS and Goldman Sachs discussed with the NWM board on June 4, 2008 or, in the alternative, please reference the location in the proxy statement where that information is discussed.

The Proxy Statement has been amended to describe the certain financial analyses discussed by representatives of UBS and Goldman Sachs. See page 18 of the amended Proxy Statement.

26.	Please revise the discussion of the June 10, 2008 meeting to describe the issues associated with the Initial Milliman Report and Lazard’s financial analyses.

The Proxy Statement has been amended to describe the issues associated with the Initial Milliman Report and Lazard’s financial analyses. See page 18 of the amended Proxy Statement.

27.	Please summarize the report presented on June 16, 2008 by UBS and Goldman Sachs to Lazard setting forth responses to the positions taken by the Lazard representatives during the May 28, 2008 meeting and the analyses contained in the Initial Milliman Report.

The Proxy Statement has been amended to summarize the report presented on June 16, 2008 by representatives of UBS and Goldman Sachs to Lazard. See page 18 of the amended Proxy Statement.

28.	Please quantify the revised preliminary valuation presented by Lazard during the June 17, 2008 telephonic meeting with the special committee.

Please see the response to Comment 19.

29.	Please file as an exhibit to the Schedule 13E-3 a copy of the letter dated July 10, 2008 from Milliman to the special committee referenced on page 25.

The July 10, 2008 letter from Milliman to the special committee has been filed as an exhibit to the amended Schedule 13E-3. See Exhibit c(6) of the amended Schedule 13E-3.

30.	Please summarize the memorandum of understanding that was substantially finalized on the morning of August 6, 2008.

The Proxy Statement has been amended to include a cross-reference to the existing summary of the memorandum of understanding under “Litigation Related to the Merger” in the Proxy Statement. See page 21 of the amended Proxy Statement.

Recommendations of the Special Committee and our Board; Reasons for Recommending the Adoption of the Merger Agreement, page 28

31.	Please revise to explicitly state whether the board determined that the transaction was substantively and procedurally fair to unaffiliated shareholders. In addition, please revise to discuss the factors upon which the board’s fairness determination was based or state that the board expressly adopted the special committee’s analysis and conclusion in order to fulfill this disclosure obligation. Refer to Item 1014(b) and Instruction 2 to Item 1014 of Regulation M-A.

Please see the response to Comment 7. In addition, the Proxy Statement has been amended to reflect the Staff’s comment. See page 22 of the amended Proxy Statement.

32.	Please revise to present the financial analyses the special committee and the board performed which support their determination that the merger agreement and the merger are fair to the unaffiliated shareholders. If they did not perform any financial analyses and relied solely on the analyses performed by Lazard, then revise to clarify that they adopted Lazard’s fairness opinion.

Please see the response to Comment 8. In addition, the Proxy Statement has been amended to reflect the Staff’s comment. See page 22 of the amended Proxy Statement.

33.	Please identify the names of the directors that are affiliated with Nationwide and recused themselves from adopting the merger agreement. See Item 1014(a) of Regulation M-A.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 22 of the amended Proxy Statement.

34.	Please expand your disclosure in the first bullet on page 29 to discuss how the increases in the market prices of the selected public companies affected the special committee’s decision to recommend the merger.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 23 of the amended Proxy Statement.

35.	We note your disclosure in the third bullet on page 29 where you state that in view of your historical results of operations, financial condition, assets, liabilities, business strategy and prospects, the nature of the industry, and trading characteristics of the companies with market capitalizations similar in size to yours, the value to shareholders that would be achieved by continuing as a public company was not likely to be as great as the merger consideration of $52.25 per share. Please revise your disclosure to discuss your analyses and reasoning supporting this conclusion. Also, please discuss the fact that the price of the company’s common stock in the 52-week period prior to the merger exceeded the merger consideration of $52.25.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 24 of the amended Proxy Statement.

36.	Please expand your disclosure in the seventh bullet on page 29 to disclose, if true, that you did not solicit any alternative proposals.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 24 of the amended Proxy Statement.

37.	We note your disclosure on page 30 stating that there may be disruptions to your operations following the announcement of the merger. Please expand to describe the possible disruptions to your operations.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 25 of the amended Proxy Statement.

38.	We note your disclosure about the determinations made by the board of directors on pages 31 and 32. Please expand your discussion to describe potentially negative factors relating to the merger considered by the board of directors.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 27 of the amended Proxy Statement.

Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Shareholders (other than Nationwide and its Affiliates), page 33

39.	We note your statement that none of NWM, NWC or Merger Sub undertook an independent evaluation of the fairness of the proposed merger or engaged a financial advisor for such purposes. Please note that Item 1014(b) requires a discussion of the factors upon which the stated belief as to the fairness of the transaction is based. The factors that should be addressed are described in Instruction 2 to Item 1014. It is not sufficient to state that these parties did not undertake an evaluation of the fairness of the transaction.

We believe that the existing disclosure in the Proxy Statement complies with Item 1014(b). The last sentence of the second paragraph under “Position of NWM, NWC, and Merger Sub as to the Fairness of the Merger to Our Shareholders (other than Nationwide and its Affiliates)” notes that NWM, NWC and Merger Sub believe that the proposed merger is substantively and procedurally fair to our shareholders (other than Nationwide and its Affiliates). We believe that the bullet point factors on pages 28 and 29 are responsive to Instruction 2 to Item 1014. Please see our response to comment 41.

40.	Please delete the discussion concerning “arm’s-length negotiations” on pages 23, 47 and 55. References to arm’s-length negotiations are inappropriate in a going private transaction.

The Proxy Statement has been amended to delete the references to arm’s-length on pages 29, 43 and 52.

41.	We note your disclosure on page 35 that UBS and Goldman Sachs did not provide a fairness opinion but that they performed certain financial analyses related to the proposed transaction. Please explain how NWM, NWC and Merger Sub used these analyses in determining whether or not the transaction was fair to the unaffiliated shareholders.

NWM, NWC and Merger Sub did not use the financial analyses performed by Goldman Sachs and UBS to determine whether or not the transaction was fair to the unaffiliated shareholders. The Proxy Statement has been amended on page 30 to clarify that the Goldman Sachs and UBS financial analyses did not address the fairness of the merger consideration or any other aspect of the merger to the unaffiliated shareholders.

42.	On page 35, you state that with respect to the fairness of the transaction price that $52.25 per share was the highest price that NWM would be willing to pay. Please note that this does not provide sufficient support for NWM’s determination that the transaction price was fair to the unaffiliated shareholders. Please revise accordingly.

In determining the fairness of the merger to unaffiliated shareholders, the board relied on the recommendation of the special committee. The price which NWM was willing to pay was not of more importance than other considerations that the special committee considered; therefore, the reference has been deleted. See page 31 of the amended Proxy Statement.

43.	We note that you describe the positive factors in a bulleted format. Please describe all of the negative factors considered by each filing person in a similar format.

The Proxy Statement has been amended to present the negative factors in a bulleted format. See page 29 of the amended Proxy Statement.

Financial Projections, pace 36

44.	We note your disclosure stating that the projections presented on page 37 reflect “numerous assumptions and estimates as to future events.” Please revise your disclosure to describe the assumptions and estimates.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 32 of the amended Proxy Statement.

Opinion of the Financial Advisor to the Special Committee, page 37

45.	For each analysis, if applicable, please include comparable information for the company or this transaction if the financial advisor considered this information.

In response to the Staff’s comment, comparable information for the transaction has been added under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee—Valuation Analyses—Precedent Transaction Analysis” and “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee—Other Analyses—Minority Buy-in Premiums.” See pages 36, 37 and 38 of the amended Proxy Statement. Such information was already set forth for the Public Market Trading Analysis.

46.	We note that, although the opinion was rendered on August 6, 2008, some of the data used in the analyses was as of August 1, 2008. On page 29 you disclose that the special committee considered the fact that, as of close of trading on August 5, 2008, there had been increases in the market prices of the selected public companies. Please revise your disclosure under this heading to disclose that there were increases in the market prices of the selected public companies that are not reflected in your analyses.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 34 and 35 of the amended Proxy Statement.

47.	Please revise the second paragraph to describe the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Lazard rather than referring to the opinion.

The assumptions made, procedures followed, matters considered and limitations on the review undertaken by Lazard are already set forth in the summary under “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee.” Therefore, reference to the opinion for such matters has been deleted. See page 33 of the amended Proxy Statement.

48.	Please delete the statement that the description of the Lazard opinion in the proxy statement “is qualified in its entirety by reference to the full text of the Lazard opinion set forth in Annex B.” Investors are entitled to rely upon your disclosure.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 33 of the amended Proxy Statement.

Valuation Analyses, page 39

Public Market Trading Analysis, page 39

49.	We note your disclosure that the selected public companies reviewed had “operations and characteristics that Lazard believed to be reasonably similar to the company’s and which Lazard believed to be generally relevant in evaluating the company.” Please disclose in more detail the criteria used to select the public companies used in this analysis. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.

Lazard did not select the public companies based on specific bright-line criteria, but rather selected the companies based on a consideration of various factors in Lazard’s professional judgment and experience. Additional disclosure to this effect has been added to page 35 of the amended Proxy Statement.

Precedent Transaction Analysis, page 41

50.	We note that Lazard reviewed and analyzed information for “selected precedent merger and acquisition in lines of business Lazard believed to be generally relevant in evaluating the company.” Please disclose in more detail the criteria used to determine the transactions used in this analysis. If any transaction met the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded.

Lazard did not select the precedent transactions based on specific bright-line criteria, but rather selected the companies based on a consideration of various factors in Lazard’s professional judgment and experience. Additional disclosure to this effect has been added to page 36 of the amended Proxy Statement.

51.	Please disclose whether the range of $52.00 – $65.00 was calculated based on the multiples for the six selected transaction announced from 2002 to present or the 13 selected transactions announced from 1998 to present.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 37 of the amended Proxy Statement.

52.	If calculated, please disclose the range of per share equity values based on multiples from the minority buy-in transactions.

Lazard did not separately calculate a range of per share equity values based on multiples from the minority buy-in transactions that constituted a subset of the selected precedent transactions.

Other Analyses, page 42

Premiums on Public Market Trading Analysis, page 42

53.	Please expand your disclosure to explain why Lazard selected a range of 15% to 25% for the premium reference range.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 38 of the amended Proxy Statement.

Minority Buy-in Premiums, page 42

54.	We note your discussion about Lazard’s criteria to identify minority buy-in transactions. If any transaction met the criteria, but was excluded from the analysis, please identify the transaction and explain why it was excluded.

Lazard did not exclude any transactions meeting the referenced criteria.

55.	Please disclose the range of premiums used to calculate the range of per share equity values. Also, please describe why that range of premiums was selected.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 41 of the amended Proxy Statement.

56.	Please describe how you used the range of premiums to calculate the range of per share equity values.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 41 of the amended Proxy Statement.

Adjusted Precedent Transactions Range, page 45

57.	Please describe why Lazard used a 23% decline for the adjusted precedent transactions range.

The disclosure relating to the use of the 23% decline has been revised to clarify the manner in which the 23% decline was measured. See pages 41 and 42 of the amended Proxy Statement.

Supplemental Cash Flow Valuation Analysis, page 45

58.	Please define the term “NWM Funds.”

In response to the Staff’s comment, references to “NWM Funds” have been changed to “NWM mutual funds.” See page 42 of the amended Proxy Statement.

59.	Please describe why Lazard used discount rates of 10.5% and 12.5% in its analysis of the NWM Funds and 10.0% and 12.0% in its analysis of Nationwide Bank. Also please describe why Lazard selected multiples ranging from 14.0x to 16.0x its analysis of the NWM Funds.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 42 of the amended Proxy Statement.

Miscellaneous, page 46

60.	Please revise your disclosure to disclose the formula that will be used to determine Lazard’s fee.

The disclosure has been supplemented to describe the formula that is to be used to determine Lazard’s fee. See page 43 of the amended Proxy Statement.

Summary of Actuarial Appraisal, Page 47

61.	Please describe how Milliman selected the range of discount rates used in its analysis.

The Proxy Statement has been amended to describe how Milliman selected the range of discount rates used in its actuarial appraisal. See page 44 of the amended Proxy Statement.

62.	We note your disclosure that the projections of future profits “reflect numerous assumptions.” Please expand your disclosure to describe those assumptions.

The Proxy Statement has been amended to describe the assumptions. See page 44 of the amended Proxy Statement.

63.	Please disclose whether any portion of the fees and expenses payable to Milliman are contingent upon the consummation of the merger.

The Proxy Statement has been amended to clarify that no portion of Milliman’s fee is contingent upon the consummation of the merger. See page 45 of the amended Proxy Statement.

64.	We note your disclosure that during the two years prior to the transaction, Milliman “received fees totaling above $1 million.” Please quantify the amount of the fees paid rather than stating that the fees exceeded $1 million.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 45 of the amended Proxy Statement.

65.	Please explain how the Actuarial Appraisal was used by the Board, the Special Committee and/or Lazard in determining the fairness of the transaction.

We have expanded the disclosure under the caption “SPECIAL FACTORS—Summary of Actuarial Appraisal” in the Proxy Statement to clarify how Milliman’s actuarial appraisal was incorporated in Lazard’s valuation analysis. It should be noted that the Milliman actuarial appraisal values do not represent a valuation of the entire Company or its stock, but are simply discounted cash flow calculations of the projected earnings of the life insurance and annuity portions of the Company. The results of Milliman’s actuarial appraisal were incorporated into Lazard’s discounted cash flow analysis, just one of the several analyses Lazard performed, and it was in the context of this discounted cash flow analysis that the Milliman actuarial appraisal values were considered by the special committee. See page 44 of the amended Proxy Statement.

Summary of Financial Analyses of UBS and Goldman Sachs, page 48

66.	We note that UBS and Goldman Sachs reviewed “certain presentations prepared by the company for the benefit of the rating agencies.” Please describe those presentations.

The Proxy Statement has been amended to describe the presentations prepared by the Company for the benefit of the rating agencies. See page 45 of the amended Proxy Statement.

Implied Transaction Multiples/Premium Analysis, page 49

67.	Please describe the “certain financial analyses and projections for the company prepared by the management of the company” or, if already described elsewhere in the proxy statement, please state where that information is described.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 45 of the amended Proxy Statement.

Selected Publicly Traded Companies Analysis, page 51

68.	Please describe the criteria used to select the companies reviewed in connection with the selected publicly traded companies analysis. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.

The Proxy Statement has been amended to describe the criteria used to select the companies reviewed in connection with the selected publicly traded companies analysis. Genworth Financial, Inc., The Hartford Financial Services Group Inc. and Torchmark Corporation also met the criteria described therein but were not included because each operates businesses in addition to its annuity and life insurance business that are significantly different from those businesses operated by the Company. See page 48 of the amended Proxy Statement.

Selected Transactions Analysis, page 53

69.	We note your discussion about the criteria to identify minority buy-in transactions used by UBS and Goldman Sachs. If any transaction met the criteria, but was excluded from the analysis, please identify the transaction and explain why it was excluded.

We are not aware of any transactions that met the criteria but were excluded from the analysis.

Miscellaneous, page 54

70.	Please delete the statement that the summary of the UBS and Goldman Sachs financial analysis “is qualified in its entirety by reference to the full text of the financial analysis materials, which are filed as exhibits to the company’s Schedule13E-3 dated as of the date of this proxy statement.” Investors are entitled to rely upon your disclosure.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 52 of the amended Proxy Statement.

71.	We note that the description in the proxy statement regarding the material relationships between UBS, Goldman Sachs and NWM does not provide a narrative and quantitative description of the fees paid or to be paid to UBS and Goldman Sachs and their respective affiliates by NWM and its affiliates. Please revise the proxy statement to provide such disclosure.

We do not believe that the relationship between NWM and its affiliates, on the one hand, and each of UBS and Goldman Sachs, on the other hand, and the fees paid or payable to each of UBS and Goldman Sachs in respect thereof, are material to any determination by the Company’s shareholders whether to vote in favor of the merger. Neither UBS nor Goldman Sachs provided any opinion as to the fairness of the merger consideration or any other aspect of the merger to Nationwide, the Company, the shareholders of the Company, Nationwide’s policyholders or any other person.

72.	We note that NWM has agreed to pay each of UBS and Goldman Sachs a transaction fee. Please revise your disclosure to state the amount of UBS’ and Goldman Sachs’ fees. If any portion of the fees is contingent upon completion of the merger, please quantify such portion of the fees.

Please see the response to Comment 71.

Interests of Certain Persons in the Merger, page 57

Compensation of the Special Committee, page 61

73.	Please disclose the aggregate compensation each member of the special committee has or will receive in connection with their services as special committee members.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 56 of the amended Proxy Statement.

Federal Income Tax Consequences, page 63

74.	Please describe the federal income tax consequences of the Rule 13e-3 transaction to each filing person. Refer to Item 1013(d) of Regulation M-A.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 60 of the amended Proxy Statement.

The Special Meeting, page 68

Required Vote, page 68

75.	Please revise your disclosure to state that NWC has agreed to vote all of its shares in favor of the proposal to adopt the merger agreement and that, therefore, adoption of the merger agreement is assured.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 73 of the amended Proxy Statement.

The Merger Agreement, page 71

Treatment of Stock Options; Restricted Shares and Other Equity-Related Securities, page 72

Restricted Shares, page 72

76.	We note your disclosure that restricted shares will be treated in the same manner as options. Since restricted shares do not have an exercise price, please revise your disclosure to explain what you mean when you state that the treatment of restricted shares will be the same as the treatment of options.

The Proxy Statement has been amended to reflect the Staff’s comment. See page 77 of the amended Proxy Statement.

Future Shareholder Proposals, page 117

77.	Please revise your disclosure to provide the dates required by Rule 14a-5(e).

The Proxy Statement has been amended to reflect the Staff’s comment. See page 122 of the amended Proxy Statement.

Annex B, page B-1

78.	We note that the opinion of Lazard included in Annex B does not have a conforming signature. Please revise the opinion to include a conforming signature or, in the alternative, please confirm that the original opinion delivered to the special committee did not include a conforming signature.

Annex B to the Proxy Statement has been amended to reflect the Staff’s comment.

*        *        *

In providing the foregoing responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have further questions or comments, please contact me at (614) 677-5331.

Sincerely,

/s/ Timothy G. Frommeyer
Timothy G. Frommeyer Senior Vice President—Chief Financial Officer

cc:

Sebastian Gomez Abero

Securities and Exchange Commission

Suzanne Hayes

Branch Chief

Securities and Exchange Commission

Mark Thresher

Nationwide Financial Services, Inc.

Timothy Frommeyer

Nationwide Financial Services, Inc.

Roger A. Craig

Nationwide Financial Services, Inc.

W. G. Jurgensen

Nationwide Mutual Insurance Company

Patricia R. Hatler

Nationwide Mutual Insurance Company

David J. Zampa

Sidley Austin LLP

Jeff Colvin

Sidley Austin LLP

James P. Dougherty

Jones Day

Lyle G. Ganske

Jones Day

Michael Groll

Dewey & LeBoeuf LLP

Sheri E. Bloomberg

Dewey & LeBoeuf LLP